UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For December 9, 2011

Commission File Number: 000-51672

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Nasdaq Bid Price Deficiency Letter

On December 9, 2011, FreeSeas Inc. (the “Company”) issued a press release announcing that it has received a deficiency letter from NASDAQ stating that, because the Company’s common stock has not maintained a minimum bid price of $1.00 per a share for the last 30 consecutive business days, the Company is no longer in compliance with NASDAQ Listing Rule Section 5450(a)(1).

In order to regain compliance, the Company has until June 4, 2012 for the closing bid price of its common stock to meet or exceed $1.00 for a minimum of 10 consecutive business days. If the Company has not regained compliance by the expiration of the initial 180 calendar days, NASDAQ will then provide written notification to the Company that its common stock is subject to delisting. If at any time during this 180-day period the closing bid price is at least $1.00 for a minimum of 10 consecutive business days, NASDAQ will provide written confirmation of compliance and matter will be closed.

If the Company does not regain compliance with the rule during this 180-day period, the Company may be eligible for an additional 180 calendar days to regain compliance if it meets all other initial listing standards, with the exception of the bid price. To qualify for the second compliance period, the Company must apply to transfer its common stock to The NASDAQ Capital Market and provide written notice to NASDAQ of its intent to cure this deficiency during the second compliance period.

The deficiency notification described above will have no immediate effect on the listing of the Company’s common stock, pending the expiration of the relevant grace periods stated above. The Company is currently considering its options in order to comply with the $1.00 minimum bid price rule within the aforementioned grace periods. The Company will seek to regain compliance within these grace periods and is considering various measures to address compliance with the continued listing standards of The NASDAQ Stock Market. There can be no assurances that the Company will be able to satisfy the above described deficiency and that its common stock will not be delisted.

A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This report on Form 6-K and the exhibits attached hereto are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-145098 and 333-149916.

SUBMITTED HEREWITH:

Exhibits

99.1	Press Release dated December 9, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: December 9, 2011
	By:	/s/ Alexandros Mylonas
		Name:	Alexandros Mylonas
		Title:	Chief Financial Officer

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